SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               Clarent Corporation
                               -------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                          -----------------------------
                         (Title of Class of Securities)

                                    180461105
                                    ---------
                                 (CUSIP Number)

                                   David Engel
                                8091 Wallace Road
                             Eden Prairie, MN 55344
                                Tel: 952-975-6246

                                  WITH COPY TO:
                               April Hamlin, Esq.
                          Lindquist & Vennum, P.L.L.P.
                                 4200 IDS Center
                               80 South 8th Street
                              Minneapolis, MN 55402
                                Tel: 612-371-3211
              ----------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 23, 2001
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d(f) or 240.13(d)-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page. The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------------                    -----------------------------
CUSIP No. 180461105                      13D         Page __2__ of __5__ Pages
---------- ---------------------------------------------------------------------
    1      NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

           IPI, INC.
---------- ---------------------------------------------------------------------
    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [ ]
                                                                     (b) [X]

---------- ---------------------------------------------------------------------
    3      SEC USE ONLY

---------- ---------------------------------------------------------------------
    4      SOURCE OF FUNDS (See instructions)

           WC
---------- ---------------------------------------------------------------------
    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)                                            [ ]

---------- ---------------------------------------------------------------------
    6      CITIZENSHIP OR PLACE OF ORGANIZATION

           MN
---------- ---------------------------------------------------------------------
NUMBER OF           7        SOLE VOTING POWER

SHARES                       2,081,800
                    -------- ---------------------------------------------------
BENEFICIALLY        8        SHARED VOTING POWER

OWNED BY                     0
                    -------- ---------------------------------------------------
EACH                9        SOLE DISPOSITIVE POWER

REPORTING                    2,081,800
                    -------- ---------------------------------------------------
PERSON WITH         10       SHARED DISPOSITIVE POWER

                             0
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           2,081,800
---------- ---------------------------------------------------------------------
   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See instructions)                                        [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           5.1%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See instructions)

           CO

---------- ---------------------------------------------------------------------

Item 1.     Security and Issuer.
            --------------------

            (a)   Title of Class of Securities: Common Stock, $.001 par value

            (b)   Name of Issuer: Clarent Corporation (the "Issuer")

            (c)   Address of Issuer's Principal Executive Offices:
                  700 Chesapeake Drive
                  Redwood City, CA 94063

Item 2.     Identity and Background.
            ------------------------

            (a)   Name of Person Filing:           IPI, Inc. (the "Company")
            (b)   Residence or Business Address:   8091 Wallace Road
                                                   Eden Prairie, MN 55344

            (c) Principal Business: Franchisor of fast-turnaround business printing operations.

            (d) Conviction in a criminal proceeding during the last five years: None.

            (e) Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations: None.

            (f)   Citizenship: Minnesota corporation.

            Pursuant to General Instruction C to Schedule 13D, Schedule I lists the name, business address and occupation of (a) each executive officer and director of the Company, (b) each person controlling the Company and
      (c) each executive officer and director of any corporation or other person ultimately in control of the Company. No person listed on Schedule I has been convicted in a criminal proceeding during the last five years, nor is subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations. Further, each person listed on
      Schedule I is a citizen of the United States.

            The Company disclaims any beneficial ownership over shares held by any other person and disclaims membership in any "group," as that term is defined by Section 13(d)(3) of the Act.

Item 3.     Source and Amount of Funds or Other Consideration.
            --------------------------------------------------

            Working Capital.

Item 4.     Purpose of Transaction.
            -----------------------

      The Company has acquired the Common Stock described herein in order to obtain an equity position in the Issuer, the Common Stock of which, in the opinion of the Company, is presently undervalued.

      The Company has no plans at this time with respect to the Issuer that would result in the acquisition of additional securities of the Issuer, an extraordinary corporate transaction or sale or transfer of assets of the Issuer, a change in the Board of Directors or management or charter or bylaws of the Issuer, the delisting of the Issuer securities or any similar transaction. The Company will continue to review all available alternatives, however and may elect a different course of action in the future.

Item 5.     Interest in Securities of Issuer.
            ---------------------------------

      (a) Number and Percentage of Class beneficially owned: As of August 23, 2001, the Company owns 2,081,800 shares of the Issuer's Common Stock or 5.1%, based on 40,685,480 shares of the Issuer's Common Stock outstanding as of July 31, 2001 as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2001.

      (b)   Voting and Dispositive Power:

            The Company has sole voting and dispositive power over 2,081,800 shares of the Issuer's Common Stock. The Company does not share voting or dispositive power over any shares of the Issuer's securities with any person.

      (c)   Transactions within 60 days:

            Date               Type of        Number of Shares      Price
                               Transaction
            August 14, 2001    Purchase                 27,600      6.0649
            August 15, 2001    Purchase                 18,200      6.0019
            August 20, 2001    Purchase                  1,500      6.0000
            August 20, 2001    Purchase                  9,800      6.0000
            August 20, 2001    Purchase                 13,700      6.0000
            August 22, 2001    Purchase                 31,000      5.7550
            August 23, 2001    Purchase              1,980,000      6.0000

      Except for the purchase on August 23, 2001, the Company made all purchases in the open market, brokered transactions.

      The purchase on August 23, 2001 in the amount of 1,980,000 shares was privately negotiated. The Company purchased the 1,980,000 shares of the Issuer's Common Stock from Credit Suisse First Boston of New York, New York ("Credit Suisse") at the market price on the date of the purchase. As reported on a Schedule 13D filed on May 10, 2001, Irwin L. Jacobs, a director of the Company, beneficially owned the 1,980,000 shares through the right to purchase that number of shares under "pair basket" options with Credit Suisse First Boston. Mr. Jacobs believes it is the position of Credit Suisse First Boston that the options are no longer in effect, and that Credit Suisse First Boston's sale of the 1,980,000 shares to the Company was made in connection with the termination of its hedging position with respect to the options.

      (d)   Right to Direct the Receipt of Dividends: Not Applicable.

      (e) Last Date on Which Reporting Person Ceased to be a 5% Holder: Not Applicable.

      To the knowledge of the Company, the persons listed on Schedule I hold such interest in the Issuer as described on Schedule II.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
            ------------------------------------

            None.

Item 7.     Material to be Filed as Exhibits.
            ---------------------------------

            None.

                                    Signature

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2001              IPI, INC.

                                      /s/ David Engel
                                      ----------------------------------------
                                      David Engel
                                      Vice President of Finance, Chief Financial
                                      Officer

                                                                      Schedule I


IPI, INC. DIRECTORS

---------------------------- ----------------------------- -----------------------------------------------------------
NAME                         BUSINESS ADDRESS              PRINCIPAL OCCUPATION
---------------------------- ----------------------------- -----------------------------------------------------------
Irwin L. Jacobs              2900 IDS Center               Chairman of the Board of Genmar Holdings, Inc., a leading
                             80 South 8th Street           recreational powerboat manufacturer; Chairman and
                             Minneapolis, MN 55402         President of Jacobs Industries, Inc., a holding company;
                                                           President and director of Jacobs Management
                                                           Corporation, a management services company; Chairman of
                                                           Watkins Incorporated, a company engaged in direct
                                                           marketing of household and health products; and
                                                           Chairman of Jacobs Trading Company, a company engaged
                                                           in wholesale of close-out merchandise.
---------------------------- ----------------------------- -----------------------------------------------------------
Daniel T. Lindsay            2900 IDS Center               Director of Genmar Holdings, Inc., Secretary and director
                             80 South 8th Street           of Jacobs Industries, Inc.; Secretary and director of
                             Minneapolis, MN 55402         Watkins Incorporated; and Secretary and director of Jacobs
                                                           Management Corporation.
---------------------------- ----------------------------- -----------------------------------------------------------
Dennis Mathisen              Marshall Financial Group,     Chairman of the Board of Governors of Marshall Ventures,
                             Inc.                          LLC; Chief Executive Officer of Marshall Financial
                             903 North Third Street        Partners, L.P; President and 100% owner of Marshall
                             Minneapolis, MN  55401        Financial Group, Inc.
---------------------------- ----------------------------- -----------------------------------------------------------
Howard Grodnick              901 Third Street North        Vice President of Sales of Jacobs Trading Company.
                             Minneapolis, MN 55401
---------------------------- ----------------------------- -----------------------------------------------------------
Robert J. Sutter             8091 Wallace Road             Chairman and President of IPI, Inc.
                             Eden Prairie, MN 55344
---------------------------- ----------------------------- -----------------------------------------------------------
David C. Oswald              8091 Wallace Road             Vice President of IPI, Inc.;President of Insty-Prints.
                             Eden Prairie, MN 55344
---------------------------- ----------------------------- -----------------------------------------------------------
Daniel Rohr                  8091 Wallace Road             Business Consultant
                             Eden Prairie, MN 55344
---------------------------- ----------------------------- -----------------------------------------------------------
Richard A. Zona              8091 Wallace Road             Chairman and CEO of Zona Financial, LLC, a business
                             Eden Prairie, MN 55344        that provides financial advisory services.
---------------------------- ----------------------------- -----------------------------------------------------------

IPI, INC. EXECUTIVE OFFICERS

All may be contacted at the address of IPI, Inc.:
8091 Wallace Road
Eden Prairie, MN 55344

---------------------------- ---------------------------------------------------
NAME                         POSITION WITH IPI, INC.
---------------------------- ---------------------------------------------------
David Engel                  Vice President of Finance, Chief Financial Officer
---------------------------- ---------------------------------------------------
David Mahler                 Secretary
---------------------------- ---------------------------------------------------
Robert J. Sutter             President
---------------------------- ---------------------------------------------------
David C. Oswald              Vice President
---------------------------- ---------------------------------------------------

                                                                     Schedule II


Interest in Securities of Clarent Corporation (the "Issuer")

----------------------- -------------------------- ---------------
NAME                    NUMBER OF SHARES OF        PERCENT(2)
                        COMMON STOCK $.001
                        PAR VALUE(1)
----------------------- -------------------------- ---------------
Irwin L. Jacobs                      1,097,555(3)             2.7
----------------------- -------------------------- ---------------
Daniel T. Lindsay                          25,000               *
----------------------- -------------------------- ---------------
Dennis Mathisen                                 0              --
----------------------- -------------------------- ---------------
Howard Grodnick                            74,250               *
----------------------- -------------------------- ---------------
Robert J. Sutter                                0              --
----------------------- -------------------------- ---------------
David C. Oswald                                 0              --
----------------------- -------------------------- ---------------
Daniel Rohr                                     0              --
----------------------- -------------------------- ---------------
Richard A. Zona                                 0              --
----------------------- -------------------------- ---------------
David Engel                                     0              --
----------------------- -------------------------- ---------------
David Mahler                               10,000               *
----------------------- -------------------------- ---------------

* less than 1%
(1) Each shareholder exercises sole voting and dispositive power over the shares noted opposite his name and no shareholder has any rights to acquire additional securities within 60 days of the filing of this Schedule 13D.
(2) Based on 40,685,480 shares of the Issuer's Common Stock outstanding as of July 31, 2001 as reported in the Issuer's Form 10-Q for the quarter ended June 30, 2001.
(3) Does not include shares of the Issuer's Common Stock subject to pair basket options through Credit Suisse First Boston, as previously reported by Mr. Jacobs on a Schedule 13D filed May 10, 2001. Mr. Jacobs believes it is the position of Credit Suisse First Boston that the options are no longer in effect.